SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)1

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Corey R. Chivers
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000 (Phone)
(212) 310-8007 (Fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
AMC Entertainment Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
26,192,630 (1)

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
26,192,630 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
26,192,630 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
26.0% (1)

14	TYPE OF REPORTING PERSON
CO

*See Item 5.

(1) Includes 2,800,000 shares of the Issuer’s Common Stock held by AMC Starplex, LLC (“AMCS”), and shares of the Issuer’s Common Stock issuable to American Multi-Cinema, Inc. (“AMC”) and AMCS if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 62,915,622 shares of the Issuer’s Common Stock outstanding as of August 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2017 plus (ii) 14,600,000 shares of Common Stock issued to AMC and AMCS on September 7, 2017 in exchange for an equal number of Units of NCM LLC pursuant to the notices of redemption received by the Issuer from AMC and AMCS and (iii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all remaining Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

1	NAME OF REPORTING PERSONS
American Multi-Cinema, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
26,192,630 (1)

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
26,192,630 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
26,192,630 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
26.0% (1)

14	TYPE OF REPORTING PERSON
CO

*See Item 5.

(1) ) Includes 2,800,000 shares of the Issuer’s Common Stock held by AMCS, and shares of the Issuer’s Common Stock issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units of NCM LLC they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 62,915,622 shares of the Issuer’s Common Stock outstanding as of August 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2017 plus (ii) 14,600,000 shares of Common Stock issued to AMC and AMCS on September 7, 2017 in exchange for an equal number of Units of NCM LLC pursuant to the notices of redemption received by the Issuer from AMC and AMCS and (iii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all remaining Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

1	NAME OF REPORTING PERSONS
AMC Starplex, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
13,024,747 (1)

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
13,024,747 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
13,024,747 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
12.9% (1)

14	TYPE OF REPORTING PERSON
OO

*See Item 5.

(1) Includes 2,800,000 shares of the Issuer’s Common Stock held by AMCS, and shares of the Issuer’s Common Stock issuable to AMCS if AMCS chooses to redeem all Units of NCM LLC it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS in lieu of a cash payment.

* Based on (i) 62,915,622 shares of the Issuer’s Common Stock outstanding as of August 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2017 plus (ii) 14,600,000 shares of Common Stock issued to AMC and AMCS on September 7, 2017 in exchange for an equal number of Units of NCM LLC pursuant to the notices of redemption received by the Issuer from AMC and AMCS and (iii) the shares issuable to AMCS if AMCS chooses to redeem all remaining Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS.

This Amendment No. 9 (“Amendment No. 9”) relates to the Common Stock, par value $0.01 per share of National CineMedia, Inc. (the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed by American Multi-Cinema, Inc., AMC Starplex, LLC and AMC Entertainment Holdings, Inc. (collectively, the “Reporting Persons”) on July 8, 2010 as amended (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 9 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

AMC and AMCS sold 2,200,000 and 9,800,000 shares, respectively, of the Issuer’s Common Stock in the aggregate, at a price of $6.09 per share in cash pursuant to a securities purchase agreement (the “SG SPA”), dated as of September 18, 2017, with Standard General L.P (“SG”) . The sale closed on September 20, 2017.

Item 5.	Interest in Securities of the Company.

Item 5(a), (b) and (c) are supplemented as follows:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 9 are incorporated herein by reference.

AMCS currently owns 2,800,000 shares of the Issuer’s Common Stock.

Each Unit of NCM LLC is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock.  Accordingly, if AMC chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC, then AMC would receive 13,167,883 shares of the Issuer’s Common Stock upon the exchange. Also accordingly, if AMCS chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS, then AMCS would receive 10,224,747 shares of the Issuer’s Common Stock upon the exchange.

Therefore, AMC directly and through its ownership and control of AMCS (and by reason of its ownership of AMC, Holdings) may be deemed the beneficial owner of 26,192,630 shares of the Issuer’s Common Stock, representing 26.0% of the shares of the Issuer’s Common Stock outstanding (such percentage of shares outstanding being calculated based on (i) 62,915,622 shares outstanding as of August 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2017 plus (ii) 14,600,000 shares of the Issuer’s common stock issued to AMC and AMCS on September 7, 2017 in exchange for an equal number of Units of NCM LLC pursuant to the notices of redemption received by the Issuer from AMC and AMCS and (iii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all remaining Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS).

AMCS may be deemed the beneficial owner of 13,024,747 shares of the Issuer’s Common Stock, representing 12.9% of the shares of the Issuer’s Common Stock outstanding (such percentage of shares outstanding being calculated on (i) 62,915,622 shares outstanding as of August 1, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2017 plus (ii) 14,600,000 shares of the Issuer’s common stock issued to AMC and AMCS on September 7, 2017 in exchange for an equal number of Units of NCM LLC pursuant to the notices of redemption received by the Issuer from AMC and AMCS and (iii) the shares issuable to AMCS if AMCS chooses to redeem all remaining Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS).

Each of the Reporting Persons other than AMCS has the shared power to vote and dispose of all 26,192,630 shares of the Issuer’s Common Stock.  AMCS has the shared power to vote and dispose of only the 13,024,747 shares of the Issuer’s Common Stock which it holds.  No Reporting Person has the sole power to vote or dispose of any of the Issuer’s Common Stock.

(c)

During the last 60 days, through and including the date of filing of this Amendment No. 9, no transactions were effected in the Common Stock by the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 8 except as set forth in Item 4 of this Amendment No. 9, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

The SG SPA imposes certain restrictions on trading on SG and its affiliates with respect to the 12,000,000 shares of the Issuer’s Common Stock sold by AMC and AMCS (the “SG Shares”) to SG. Pursuant to the terms of the SG SPA, for the period beginning on September 18, 2017 and ending at 11:59 p.m., New York City time, on December 20, 2017, SG  shall not, and shall cause its affiliates to not, directly or indirectly, through itself or through its affiliates or through any third party: (a) sell, or cause to be sold (including any short selling, lending or borrowing), any of the SG Shares (other than solely among SG and its affiliates in private transactions not effected on any securities market); (b) engage in any trading activity in the Issuer’s Common Stock (or any security convertible into or exchangeable for the Issuer’s Common Stock) in excess of five percent (5%) of the average daily trading volume for the Issuer’s Common Stock during the six month period ending on the day prior to the date of the applicable trade, as reported by Bloomberg; or (c) offer, transfer, pledge, hypothecate or assign (other than in accordance with the terms of the SG SPA and other than solely among SG and its affiliates), or cause to be offered, transferred, pledged, hypothecated or assigned (other than in accordance with the terms of the SG SPA and other than solely among SG and its affiliates in private transactions not effected on any securities market) any of the SG Shares; provided that nothing herein shall restrict SG or any of its affiliates from depositing, or causing to be deposited, any SG Shares in a comingled prime broker margin account or any such broker from lending such deposited SG Shares in accordance with the terms applicable to such account.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 20, 2017

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Edwin F. Gladbach
	Name:	Edwin F. Gladbach
	Title:	Vice President, Legal & Assistant Secretary

AMERICAN MULTI-CINEMA, INC.

By:	/s/ Edwin F. Gladbach
	Name:	Edwin F. Gladbach
	Title:	Vice President, Legal & Assistant Secretary

AMC STARPLEX, LLC.

By:	/s/ Edwin F. Gladbach
	Name:	Edwin F. Gladbach
	Title:	Vice President, Legal & Assistant Secretary